John D. Hogoboom Partner 65 Livingston Avenue Roseland, NJ 07068 T 973 597 2382 F 973 597 2383 jhogoboom@lowenstein.com

May 17, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Regado Biosciences, Inc.

Registration Statement on Form S-1

Filed April 29, 2013

File No. 333-188209

Ladies and Gentlemen:

On behalf of Regado Biosciences, Inc. (the “Company”), we are hereby responding to the letter, dated May 9, 2013 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1, filed on April 29, 2013 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is today filing Amendment No. 1 to the Registration Statement with the Commission (the “Amendment”). In addition, under separate cover, we are providing to the Staff on a confidential basis pursuant to Rule 83 certain information relating to the indicative price range for the proposed offering contemplated by the Registration Statement (the “Indicative Pricing Information”).

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

General

1. Please note that when you file a pre-effective amendment containing pricing related information, we may have additional comments. As you are likely aware, you must file this

May 17, 2013

amendment prior to circulating the prospectus. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price up to $10 and 20% if you price above $10.

We acknowledge the Staff’s comment. As noted above, under separate cover, we are providing the Indicative Pricing Information to the Staff on a confidential basis pursuant to Rule 83.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation Expenses, page 47

2. We acknowledge your responses to our prior comment 2. Please note the following once your IPO price has been set:

•	Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

•	Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

•	Please consider the need to provide additional disclosure of any beneficial conversion feature that will be recorded in connection with your recent convertible equity issuances and provide us an analysis of your accounting.

•	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.

We acknowledge the Staff’s comment. As noted above, under separate cover, we are providing the Indicative Pricing Information to the Staff on a confidential basis pursuant to Rule 83.

Executive and Director Compensation

Director Compensation, page 103

3. Please file a copy of your director compensation plan as an exhibit to your next amendment.

The outside director compensation arrangements were approved by the Board of Directors of the Company. No written plan summarizing those arrangements exists. Accordingly, we respectfully submit that, consistent with our review of precedent registration statements, no exhibit is required to be filed with the Amendment in response to the Staff’s comment.

May 17, 2013

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (973) 597-2382.

Very truly yours,

/s/ John D. Hogoboom

John D. Hogoboom

Enclosures

cc: David J. Mazzo